SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of March, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco - União de Bancos Brasileiros S.A.
and Unibanco - União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended December 31, 2002

(Convenience translation into English  from  the original  previously issued  in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION - DECEMBER 31, 2002

INDEX

Financial Statements

     7001 Management Report
     7002 Balance Sheet
     7003 Statement of Income
     7004 Statement of Changes in Stockholders' Equity
     7005 Statement of Changes in Financial Position
     7006 Consolidated Balance Sheet
     7007 Consolidated Statement of Income
     7008 Consolidated Statement of Changes in Stockholders' Equity
     7009 Consolidated Statement of Changes in Financial Position
     7010 Financial Group Balance Sheet
     7011 Financial Group Statement of Income
     7012 Financial Group Statement of Changes in Financial Position
     7013 Financial Economic Group - CONEF

Notes to the Financial Statements and Other Information

     7014 Notes to the Financial Statements

Investments in Subsidiaries and Associated Companies

     7015 Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

     7016 Marketable Securities by Type and Maturity
     7017 Marketable Securities by Balance Sheet Account and Maturity
     7018 Concentration of Marketable Securities, Lending  Operations  Portfolio
          and Deposits
     7019 Maturity of Lending Operations Portfolio
     7020 Flow of Lending Operations Portfolio
     7021 Geographical Distribution of Lending Operations Portfolio and Deposits
     7022 Risk Level of Lending Operations Portfolio
     7023 Lending Operations Portfolio by Index
     7024 Credit Assignment
     7025 Lending Operations Portfolio by Amount and Risk Level
     7026 Fixed Assets
     7027 Funding by Maturity

Risk Management

     7028 Operational Limits

Complemental Statistical Information

     7029 Branches Financial Information
     7030 Taxes and Charges
     7031 Correspondent Banks Transactions
     7032 Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

     7033 Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

     7034 Provisions
     7035 Capital
     7036 Cash Dividends Paid
     7037 Changes on Capital in the Reference Period
     7038 Commitments and Guarantees
     7039 Assets and Liabilities Denominated in Foreign Currency
     7040 Comments on Performance and Prospects

(Convenience translation into English from  the  original previously  issued  in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION - DECEMBER 31, 2002

7001 - MANAGEMENT REPORT

Operating Highlights

Retail Bank

•    In 2002, the Retail Bank showed  significant  results in its organic growth and  consolidated  its  approach  to the  low-income  segment  through  its consumer  finance  companies.  It also  substantially  expanded the sale of products  to its  customer  base.  These three areas of growth made a major contribution to one of the Financial  Groups' chief  strategic  objectives:
     scale gains.

•    860,000  new bank  accounts  were  opened in 2002,  an average of more than
     200,000  accounts per quarter.  Given such a consistent  pace of growth and the  number of  accounts  opened in the  fourth  quarter  of 2002  (195,000 accounts),  the target of opening 1.8 million accounts as per the ContAtiva
     (ActiveAccount) organic growth program was practically reached in December, roughly  well ahead of the  originally  established  deadline of  September
     2003.  ContAtiva is a program whose purpose is to obtain  customers  with a monthly  income higher than  R$1,000.00  for the service  network under the
     Unibanco brand.

•    By the end of the year, the  Institution  had 5.6 million clients under the
     Unibanco  brand,  including  retirees and  investors  in savings  accounts.
     Taking into  account the  customers of the  consumer  finance  subsidiaries
     (Fininvest,  Investcred e  LuizaCred),  Unibanco's  number of total clients reached 13.2 million.

•    In December  2002,  the average number of products per client stood at 5.7, evidencing the success in the  application of statistical  purchase  intent tools and the offer of a high quality  range of products for the  different customer segments.

•    The group's  service  network  reached the end of 2002 with 1,422 points of sale  throughout  the country,  broken down as follows:  798 branches,  442
     Corporate  Site  Branches  (PABs -  Postos  de  Atendimento  Bancário),  74
     in-store branches (in supermarkets and shops) and 108 Fininvest stores.

Wholesale Bank

•    Unibanco  seeks to be the Wholesale Bank of reference in Brazil in terms of financial  services.  Its  operating  strategy  combines  sector  focus and closeness  with the customer,  associating  the power of a major  Wholesale
     Bank with the  agility of an  Investment  Bank.  With a  customer  coverage structure that joins sector intelligence,  regional offices and presence in the main  international  financial  centers,  the Wholesale  Bank currently services  approximately  3,500 companies and 300 domestic and international institutional investors.

•    The Wholesale Bank ended 2002 with a R$15.9 billion credit portfolio.

•    As a Financial Agent for BNDES (Brazilian Development Bank) onlendings,  in
     2002, Unibanco disbursed a total of R$1.3 billion, with a 8.5% market share and ranking 1st among private sector banks in  disbursements.  Unibanco was also an onlending agent for IFC (International Finance Corporation) and for
     DEG (Deutsche  Investitions)  for  infrastructure  projects  totaling US$70 million and US$15 million, respectively.

•    Concerning  Capital  Markets,  even  in a year  in  which  demand  for  new corporate  issues  retracted,  Unibanco led for the third year in a row the rankings of Debt Capital Markets in terms of origination and  distribution, according to Anbid,  the National  Association  of Investment  Banks.  It's
     market share reached 19% in origination and 20% in  distribution.  Unibanco acted as lead manager or manager in deals totaling R$6.8 billion, including the R$775 million Petrobras Debentures deal.

•    In the Syndicated Loans segment, Unibanco handled in 2002 a total volume of
     R$5.6 billion for its customers,  having taken part in 17 transactions,  of which 10 acting either as arranger or co-arranger.

•    In Mergers and Acquisitions,  Unibanco successfully completed 13 operations over the course of 2002, this being the largest number of deals carried out in the year,  giving the bank the top position among Brazilian banks in the
     Thomson Financial ranking.

•    Among the year's highlights, Unibanco signed, in October, an agreement with the International  Finance Corp. (IFC) amounting US$175 million for a Trade
     Finance  Facility  with a 360-day  term.  Unibanco  managed to render  this operation  viable  despite an  environment  of strong  restrictions  to the renewing of trade finance lines to Brazil.

•    At  the  end of  2002,  some  80  thousand  customers  were  making  use of
     Unibanco's  cash  management  services,  such as payments  and credit.  The volume of collections,  accounts  payable and payrolls in 2002 increased to
     144 million transactions.  In 2002, the financial margin of cash management services reached R$325 million.

•    Subsequently,  two  further  events  merit  highlighting,  namely,  the two
     January  Eurobond  issues  carried  out in the  international  market:  one amounting to US$100  million,  with a 1-year term, a 6.875% coupon per year and a 7% return  per year for  investors  and the other  amounting  to € 50 million,  with a 6-month  term and a rate  equivalent,  in US$, to 5.5% per year.

Insurance and Private Pension Funds

•    The Insurance and Private Pension Funds business posted net income of R$254 million in 2002.  2002 return on average equity  reached 20.3%.  The year's total  premiums  amounted to some R$2.5  billion.  The  technical  reserves amounted to R$2.8 billion at the end of 2002.

•    Regarding the insurance and supplementary  pension plans market,  according to December  2002  preliminary  data  released by the  Superintendência  de
     Seguros  Privados - SUSEP (Private  Insurance  Regulatory  Body) and by the
     Associação  Nacional  de  Previdência  Privada  - ANAPP  (National  Private
     Pension  Association),  Unibanco's  insurance  and pension  fund  companies ranked 4th in consolidated terms with a 6.3% market share.

•    According  to the  latest  sector  data,  released  by SUSEP  in  November,
     Unibanco AIG Seguros e Previdência  maintained the top position in the fire insurance ranking, with R$334 million in premiums written. The company kept its leadership in the fields of liability  insurance for executive officers
     (D&O),   extended  warranties,   international   transport,   aviation  and
     petrochemical risks.

•    As regards  corporate pension plans,  according to the official  statistics released  by ANAPP  for the month of  December,  Unibanco  AIG  Previdência ranked  2nd with a volume  of  R$338  million  for the  year.  The  company services  approximately  526,000  individual  customers  and 880  corporate customers.

•    The insurance and pension fund companies  administrative  expenses amounted to R$212 million in 2002. Administrative expenses, at the end of 2002, were equivalent  to 8.6% of the premiums  written,  reflected  productivity  and scale gains during the period.

Wealth Management

•    The  Wealth  Management  segment  comprises   Unibanco's  asset  management
     business and private  banking.  This business not only exploits the natural synergism  between  the two areas,  but also  represents  a new  concept of customer  relations,  focusing  on  advisory  services  and on the offer of unique products and services, with high added value, capable of meeting the broader  needs  that  wealth  management  calls  for,  from its  formation, expansion and preservation cycle to its perpetuation.

•    Unibanco Asset  Management  (UAM) reached the end of 2002 with assets under management totaling R$18.4 billion.

•    Private  pension  funds  under  UAM's  management  ended  2002 with  assets totaling R$3.9  billion.  The company is the second largest fund manager in this segment, with a 9.4% market share, according to the December 2002 data released by ANBID.

•    Exame magazine's "2002 Guide of the Best Investment Funds" elected Unibanco
     Asset  Management as the number 2 best Fund Manager among Retail Banks,  in addition to ranking  seven of  Unibanco's  funds with five  stars,  its top classification.  Furthermore,  this Guide also  considered  Unibanco  Asset
     Management  the best manager in the Fixed  Income,  Equities and  Leveraged
     Products categories.

Technology

•    2002 investments in systems development,  totaling R$63.4 million. With the lower  expenditures,  thanks  to  the  implementation  of  new  development techniques,  we managed to achieve a productivity increase of some 15%. The main  investments  focused  on the  new  Brazilian  Payments  System  (R$12 million),  enabling  the core  systems  to  process  higher  volumes  (R$17 million) and new products in the Internet channel (R$4.5 million).

•    The   Internet   Banking   user  base   continued  to  expand  and  reached
     approximately  900,000 users in December 2002. The number of  transactions, in turn,  reached the 5 million mark in December  2002.  The new version of
     Internet  Banking for companies  introduced  during this period already has more than 70,000 customers, including both new ones and former users of the
     30  Hours  Micro  service.

•   In recognition of its performance in the technology  area,  InformationWeek journal  rated  Unibanco  as  the  most  innovative  company  in  terms  of
     Information  Technology in 2002 among 300 top grade domestic  corporations.
     Meanwhile,  Ibope,  according  to research  carried out in June,  named the
     30-Hour  Telephone  service as the financial  market's best call center. In this evaluation, Unibanco achieved a grade 6.5 in human servicing, out of a maximum of 7 possible points.

Unibanco People (Human Resources)

•    Unibanco  believes  that the quality of its staff is its chief  competitive advantage.  Therefore,  at the  organization's  highest strategic  planning level,  one of the stated  objectives  is to recruit,  quickly  develop and retain human talent.

•    In 2002,  Unibanco hired some 4,350  professionals  in addition to internal selection and recruitment  processes.  The Group's total staff, in December
     2002, totaled 26,739 professionals.

•    Roughly R$26 million, including related expenses, were invested in training and development  during 2002,  across several  initiatives that ranged from specific  training  programs to MBAs in Brazil and  abroad.  With a view to identifying  and  developing  new  talents  on an ongoing  basis,  Unibanco continued  to run  three  programs  focusing  on the  recruitment  of young university  students and recent  graduates:  the  Internship  Program,  the
     Institutional  Trainee  Program  and the  Bank  of the  Future  Project,  a
     partnership  between  Unibanco  and  the  Development   Foundation  of  the
     University of Campinas  (Fundação de  Desenvolvimento da Unicamp - Funcamp)
     focusing on the fields of technology and marketing.

•    In November, the third Walther Moreira Salles Awards were held. This is the
     Group's main recognition event,  which encourages and commends  exceptional employee  initiatives  and  projects.  This  time,  164  cases  were in the running,  of which 24 were chosen as  finalists.  There were five  winners, besides two cases that merited a special award.

•    Among the  initiatives  designed to recognize  outstanding  performance one should  highlight  the  Stock  Purchase  Option  Plan.  Since it was  first granted,  in January  2002,  209  professionals  have been  included in it, accounting for 669.7 thousand lots of 1000 units (each unit consists of one
     Unibanco preferred share plus one Unibanco Holdings preferred B share).

•    In 2002, the Unibanco Intranet  Corporate Portal was consolidated both as a channel for the  dissemination  of strategic  information and as a training and  self-development  tool,  by  enabling  more than 21,000 of the Group's employees to interact.

Corporate Governance

•    The set of good Corporate  Governance practices has been one of the ongoing concerns of  Unibanco  and  Unibanco  Holdings  management,  with a view to medium-term and long-term  results.  Three main features combine the set of
     aspects   that   determine   relations  of  these   companies   with  their
     stockholders: clear and well-defined management processes,  transparency in the release of information and associative spirit.

•    Compliance  with these  practices is illustrated by the prompt  response to
     Instruction 358 issued by the Brazilian Securities Commission (CVM), which, in the case of Unibanco and Unibanco Holdings,  led to formalizing policies for the release of  information  that the company  already  practiced;  and joining Bovespa's Level 1 of Corporate Governance, publicly endorsing their
     commitment  to  a  transparent   policy  of  information   release  and  to
     maintaining  a  number  of  shares  outstanding  capable  of  ensuring  the liquidity of the companies'  stock. Our bylaws are being adapted  according to the Sarbanes Oxley Legislation  applicable to the NYSE listed companies.
     The  associative  tradition  among the  companies  that belong to the Group enabled the establishment of a diversified base of stockholders,  including important strategic partners: Commerzbank, from Germany, Mizuho, from Japan and Caixa Geral de Depósitos, from Portugal.

•    In 2002,  the volume of Unibanco and Unibanco  Holdings  GDSs traded on the
     New York Stock Exchange amounted to US$1.68 billion.  Unibanco and Unibanco
     Holdings have had a GDS program since 1997. On the São Paulo Stock Exchange
     (Bovespa),  the volume of  Unibanco/Unibanco  Holdings securities traded in
     2002 reached R$649 million. Unibanco has been listed on Bovespa since 1968.
     In both markets the same standards of information  release are  maintained, including the presentation of financial  statements  prepared in accordance with both Brazilian and US accounting standards, as well as compliance with the regulations of the Brazilian  Securities  Commission (CVM - Comissão de
     Valores Mobiliários) and of the United States SEC - Securities and Exchange
     Commission.

•    To  ensure  the  independence  of its  auditors,  services  other  than the auditing  agreement  represent  an  amount  lower  than  5% of the  cost of auditing the financial statements of the companies.

Recognition earned in 2002:

•    For the second year in a row,  Unibanco was one of the four Latin  American companies  selected by the Dow Jones  Sustainability  Index (DJSI),  in its
     2003 version. The principles evaluated for choosing the companies that form this index were strategy, innovation,  corporate governance,  stockholders, employees  and  relationship  with  stakeholders.  The DSJI  comprises  311 companies that are corporate sustainability leaders across 23 countries.

•    Euromoney magazine, in its July 2002 edition, also selected Unibanco as the best Brazilian  company in terms of corporate  governance and the 12th best company in developing countries. The criteria analyzed were transparency of the structure of stockholdings, financial transparency, Board structure and
     process,   Investor  Relations  and  the  alignment  of  the  interests  of stockholders and the company's executives.

•    In  November,   the  Brazilian   Association  of  Capital  Market  Analysts
     (Associação  Brasileira  de  Analistas  do  Mercado  de  Capitais - Abamec)
     granted  Unibanco  the  2002  Quality  Award,  in  recognition  of the best presentation  made that year at Abamec São Paulo. At the event,  the bank's main  executives  and  the  Chairman  presented  the  Group's  results  and strategies  to some  400  people,  who  included  stockholders,  investors, financial analysts, journalists and government authorities.

•    Further  recognition  of the  policy  of  transparency  in the  release  of information includes the Brazilian Association of Publicly Traded Companies
     (Associação Brasileira das Companhias Abertas - Abrasca) ranking Unibanco's
     2001  Annual  Report  as one of the  best  annual  reports  in the  market.
     Furthermore,  the Investor  Relations  site was  awarded,  for the 3rd year running,  the Top 5 Investor Relations Prize by MZ Consult,  having ranked, this time,  as the top site in Brazil and in Latin  American,  Portugal and
     Spain, out of 340 sites analyzed.

For further information about our Corporate  Governance  policies,  please visit our English version website www.unibanco.com, option Investor Relations.

Social Responsibility

•    Unibanco's  business and corporate  initiatives as a financial  institution are  developed in accordance  with current ideas on social  responsibility.
     Among the main initiatives,  we highlight  support for Junior  Achievement, the  program  consists  of one of the  most  important  business  education projects for  youngsters.  Unibanco has partnered this  organization  since
     1997 and since the  early  days of this  association  1,048  students  have graduated  from  elementary  school and high school from six public schools and  111  of  Unibanco's  employees  have  played  a  significant  role  as volunteers in this project.

•    The  activities  of the Moreira  Salles  Institute  cultural  centers,  the
     Unibanco segment that supports and implements cultural programs,  stood out in the cultural  environment and in the media,  having  attracted more than
     100,000 people to its events in 2002. The Espaço  Unibanco chain of cinemas maintained by the Moreira  Salles  Institute  grew in 2002,  servicing more than 1.7  million  spectators  over the  course of the year.  Two new movie theatres  were opened,  one in Juiz de Fora,  in the State of Minas Gerais, and one in Porto Alegre, in the Southern Region of the country.  The latter was built along the same lines of the movie  theatres that are operating in
     São Paulo and also houses a Moreira Salles Institute gallery. The chain now has 13 cinema  centers,  with 43 viewing rooms,  and offers more than 7,000 seats.

•    The practice of Social  Responsibility  at Unibanco was recognized  through important  awards in 2002. One of them, the Marketing Best Prize,  bestowed by the Referência  publishing  company,  the Getúlio Vargas  foundation and
     Madia  Mundo  Marketing,  was  awarded  to  Unibanco  for  its  role  as  a citizen-company.  With the "Unibanco  Ecology  Reaping  Fruit for 10 years”
     case,  Unibanco  also  won the  Super  Ecology  Award,  bestowed  by  Super
     Interessante  magazine.  Also  in  connection  with  the  Unibanco  Ecology program, the organization received the ADVB 2002 Ecology Top Award, for its
     “Unibanco Ecology:  Effective  Achievements  Throughout Brazil” case. Since
     1991, Unibanco Ecology has won this award on seven occasions for cases that reflect  fostering the exercise of  citizenship  and raising  environmental preservation awareness.

(Convenience translation into English from  the  original  previously issued  in
Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – DECEMBER 31, 2002
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

7003 - STATEMENT OF INCOME

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES – MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY				
00.0.1.01.00.00	AT SEPTEMBER 30, 2002	3,690,601.81	157,895.07	1,529.25	247,572.84	2,460,019.86	(540,639.75)	(274,386.45)	(88,949.26)	6,202,416.27
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	280,939.83	-	-	280,939.83
00.0.1.06.00.00	OTHER EVENTS:									
00.0.1.12.00.00	. Restatement of Exchange Membership Certificates	-	164,29	-	-	-	-	-	-	164.29
00.0.1.13.00.00	. Reversion / Realization of Revaluation Reserve	-	-	21.37	-	-	-	(560.55)	-	(539.18)
00.0.1.17.00.00	Other	-	-	-	-	-	-	(10,837.56)	-	(10,837.56)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	266,826.66	-	266,826.66
00.01.19.00.00	DESTINATIONS:									
00.0.1.20.00.00	. Reserves	-	-	-	26,759.60	323,055.60	-	(349,814.76)	-	-
00.0.1.21.00.00	. Dividends	-	-	-	-	-	-	(180,000.24)	-	(180,000.24)
00.0.1.00.00.00	AT DECEMBER 31, 2002	3,690,601.81	158,059.36	1,550.62	274,332.00	2,783,075.46	(259,699.92)	-	(88,949.26)	6,558,970.07
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	164.29	21.37	26,759.16	323,055.60	280,939.83	(274,386.45)	-	356,553.80

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From September 1, 2002 to December 31, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,724,261.76
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	235,197.58
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	1,510.30
10.5.0.00.00.00	THIRD PARTY FUNDS	10,487,553.88
10.5.1.00.00.00	Increase in Liabilities	6,122,323.69
10.5.1.01.00.00	Deposits	2,159,066.91
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	3,812,463.81
10.5.1.05.00.00	Mortgage Notes	150,792.97
10.5.2.00.00.00	Decrease in Assets	3,872,340.19
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	1,280,740.55
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	422,607.00
10.5.2.04.00.00	Lending operations	1,669,184.61
10.5.2.05.00.00	Leasing Operations	0.05
10.5.2.06.00.00	Other credits	499,807.98
10.5.3.00.00.00	Sale of Assets and Investments	63,171.00
10.5.3.02.00.00	Foreclosed Assets	13,127.00
10.5.3.03.00.00	Fixed Assets	25,232.00
10.5.3.05.00.00	Investments	24,812.00
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	429,719.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,551,093.17
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL	180,000.24
20.4.0.00.00.00	INVESTMENTS IN	183,663.47
20.4.1.00.00.00	Subsidiary and Associated Companies	159,585.99
20.4.2.00.00.00	Foreclosed Assets	15,098.00
20.4.3.00.00.00	Fixed Assets	8,066.51
20.4.5.00.00.00	Investments	912.97
20.5.0.00.00.00	DEFERRED CHARGES	30,150.15
20.6.0.00.00.00	INCREASE IN ASSETS	5,565,471.39
20.6.1.00.00.00	Interbank Investments	5,559,343.09
20.6.7.00.00.00	Other assets	6,128.30
20.7.0.00.00.00	DECREASE IN LIABILITIES	4,591,807.92
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	1,521,214.68
20.8.0.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	344,093.68
20.9.0.00.00.00	Other Liabilities	2,726,499.56
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	173,168.59
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	700,414.19
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	873,582.78
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	173,168.59

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	December 31, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**20,213,542.71**
10.2.2.00.00.00	INTERBANK INVESTMENTS	20,985.67
10.2.2.22.00.00	Interbank Deposits	20,985.67
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,370,415.40
10.2.3.10.00.00	Own Portfolio	4,572,431.75
10.2.3.20.00.00	Subject to Repurchase Commitments	1,025,580.99
10.2.3.70.00.00	Pledged with Brazilian Central Bank	2,632,565.58
10.2.3.80.00.00	Certificates of Privatization	0.29
10.2.3.40.00.00	Pledged under Guarantees Rendered	919,437.64
10.2.3.85.00.00	Derivative Financial Instruments	220,399.15
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,920.20
10.2.4.20.00.00	Compulsory Deposits	57,920.20
10.2.4.20.40.00	National Housing System - SFH	57,920.20
10.2.6.00.00.00	LENDING OPERATIONS	6,787,690.12
10.2.6.10.00.00	Lending Operations	7,085,095.32
10.2.6.10.10.00	Public Sector	322,614.23
10.2.6.10.20.00	Private Sector	6,762,481.09
10.2.6.90.00.00	Allowance for Lending Losses	(297,405.20)
10.2.7.00.00.00	LEASING OPERATIONS	202,736.50
10.2.7.10.00.00	Leasing Operations	214,952.19
10.2.7.10.20.00	Private Sector	214,952.19
10.2.7.90.00.00	Allowance for Leasing Losses	(12,215.69)
10.2.8.00.00.00	OTHER CREDITS	3,736,092.32
10.2.8.10.00.00	Receivables on Guarantees Honored	477.07
10.2.8.20.00.00	Foreign Exchange Portfolio	9,050.35
10.2.8.30.00.00	Income Receivable	5,088.29
10.2.8.40.00.00	Negotiation and Intermediation of Securities	799.88
10.2.8.70.00.00	Sundry	3,727,923.67
10.2.8.90.00.00	Allowance for Other Credits Losses	(7,246.94)
10.2.9.00.00.00	OTHER ASSETS	37,702.50
10.2.9.90.00.00	Prepaid Expenses	37,702.50
10.3.0.00.00.00	**PERMANENT ASSETS**	**3,388,852.11**
10.3.1.00.00.00	INVESTMENTS	1,665,721.57
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,522,483.54
10.3.1.20.10.00	Local	1,512,103.49
10.3.1.20.20.00	Foreign	10,380.05
10.3.1.50.00.00	Other Investments	208,731.99
10.3.1.90.00.00	Allowance for Losses	(65,493.96)
10.3.2.00.00.00	FIXED ASSETS	1,047,243.15
10.3.2.30.00.00	Land and buildings in use	656,804.66
10.3.2.40.00.00	Other Fixed Assets	1,200,292.47
10.3.2.90.00.00	Accumulated Depreciation	(809,853.98)
10.3.4.00.00.00	DEFERRED CHARGES	675,887.39
10.3.4.10.00.00	Organization and Expansion Costs	1,156,458.57
10.3.4.90.00.00	Accumulated Amortization	(480,571.18)

7007 - CONSOLIDATED STATEMENT OF INCOME

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES – MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY				
00.0.1.01.00.00	AT SEPTEMBER 30, 2002	3,690,601.81	157,895.07	1,529.25	247,572.84	2,460,019.86	(540,639.75)	(274,386.45)	(88,949.26)	6,202,416.27
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	280,939.83	-	-	280,939.83
00.0.1.06.00.00	OTHER EVENTS:									
00.0.1.12.00.00	. Restatement of Exchange Membership Certificates	-	164,29	-	-	-	-	-	-	164.29
00.0.1.13.00.00	. Reversion / Realization of Revaluation Reserve	-	-	21.37	-	-	-	(560.55)	-	(539.18)
00.0.1.17.00.00	Other	-	-	-	-	-	-	(10,837.56)	-	(10,837.56)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	266,826.66	-	266,826.66
00.01.19.00.00	DESTINATIONS:									
00.0.1.20.00.00	. Reserves	-	-	-	26,759.60	323,055.60	-	(349,814.76)	-	-
00.0.1.21.00.00	. Dividends	-	-	-	-	-	-	(180,000.24)	-	(180,000.24)
00.0.1.00.00.00	AT DECEMBER 31, 2002	3,690,601.81	158,059.36	1,550.62	274,332.00	2,783,075.46	(259,699.92)	-	(88,949.26)	6,558,970.07
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	164.29	21.37	26,759.16	323,055.60	280,939.83	(274,386.45)	-	356,553.80

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From September 1, 2002 to December 31, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	10,929,674.61
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	371,213.89
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(14,518.97)
10.5.0.00.00.00	THIRD PARTY FUNDS	10,572,979.69
10.5.1.00.00.00	Increase in Liabilities	4,932,818.53
10.5.1.01.00.00	Deposits	1,430,384.54
10.5.1.02.00.00	Securities Sold under Repurchase Agreements	3,356,134.35
10.5.1.05.00.00	Mortgage Notes	146,299.64
10.5.2.00.00.00	Decrease in Assets	5,434,682.72
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	3,184,976.81
10.5.2.03.00.00	Interbank and Interdepartmental Accounts	455,061.64
10.5.2.04.00.00	Lending operations	1,710,853.70
10.5.2.05.00.00	Leasing Operations	56,012.19
10.5.2.06.00.00	Other Credits	27,778.38
10.5.3.00.00.00	Sale of Assets and Investments	205,478.44
10.5.3.01.00.00	Investments in Subsidiary Companies	6,373.44
10.5.3.02.00.00	Foreclosed Assets	24,338.00
10.5.3.03.00.00	Fixed Assets	124,632.00
10.5.3.05.00.00	Investments	50,135.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	10,704,220.34
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL	180,000.24
20.4.0.00.00.00	INVESTMENTS IN	112,802.15
20.4.1.00.00.00	Subsidiary and Associated Companies	1,407.43
20.4.2.00.00.00	Foreclosed Assets	20,517.00
20.4.3.00.00.00	Fixed Assets	58,490.27
20.4.5.00.00.00	Investments	32,387.45
20.5.0.00.00.00	DEFERRED CHARGES	46,046.83
20.6.0.00.00.00	INCREASE IN ASSETS	7,008,576.58
20.6.1.00.00.00	Interbank Investments	6,992,137.06
20.6.7.00.00.00	Other assets	16,439.52
20.7.0.00.00.00	DECREASE IN LIABILITIES	3,356,794.54
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	1,562,599.36
20.8.0.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	311,917.85
20.9.0.00.00.00	Other Liabilities	1,482,277.33
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	225,454.27
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	853,033.31
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,078,487.58
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	225,454.27

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	December 31, 2002
10.2.0.00.00.00	**LONG-TERM ASSETS**	**19,043,035.34**
10.2.2.00.00.00	INTERBANK INVESTMENTS	20,985.67
10.2.2.22.00.00	Interbank Deposits	20,985.67
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,015,717.42
10.2.3.10.00.00	Own Portfolio	4,223,608.26
10.2.3.20.00.00	Subject to Repurchase Commitments	1,025,580.99
10.2.3.70.00.00	Pledged with Brazilian Central Bank	2,622,511.21
10.2.3.40.00.00	Pledged under Guarantees Rendered	919,437.64
10.2.3.85.00.00	Derivative Financial Instruments	224,579.32
10.2.4.00.00.00	INTERBANK ACCOUNTS	57,920.20
10.2.4.20.00.00	Compulsory Deposits	57,920.20
10.2.4.20.40.00	National Housing System - SFH	57,920.20
10.2.6.00.00.00	LENDING OPERATIONS	6,777,386.61
10.2.6.10.00.00	Lending Operations	7,074,254.50
10.2.6.10.10.00	Public Sector	322,614.23
10.2.6.10.20.00	Private Sector	6,751,640.27
10.2.6.90.00.00	Allowance for Lending Losses	(296,867.89)
10.2.7.00.00.00	LEASING OPERATIONS	(18,550.96)
10.2.7.10.00.00	Leasing Operations	230,559.21
10.2.7.10.20.00	Private Sector	230,559.21
10.2.7.80.00.00	Unearned Leasing Income	(236,894.48)
10.2.7.90.00.00	Allowance for Leasing Losses	(12,215.69)
10.2.8.00.00.00	OTHER CREDITS	3,151,873.90
10.2.8.10.00.00	Receivables on Guarantees Honored	477.07
10.2.8.20.00.00	Foreign Exchange Portfolio	9,050.35
10.2.8.30.00.00	Income Receivable	5,088.30
10.2.8.40.00.00	Negotiation and Intermediation of Securities	799.88
10.2.8.70.00.00	Sundry	3,144,242.56
10.2.8.90.00.00	Allowance for Other Credits Losses	(7,784.26)
10.2.9.00.00.00	OTHER ASSETS	37,702.50
10.2.9.90.00.00	Prepaid Expenses	37,702.50
10.3.0.00.00.00	**PERMANENT ASSETS**	**4,895,508.30**
10.3.1.00.00.00	INVESTMENTS	2,725,289.63
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,602,304.68
10.3.1.20.10.00	Local Residents	1,505,700.69
10.3.1.20.20.00	Foreign residents	96,603.99
10.3.1.50.00.00	Other Investments	1,164,614.45
10.3.1.90.00.00	Allowance for Losses	(41,629.50)
10.3.2.00.00.00	FIXED ASSETS	447,020.39
10.3.2.30.00.00	Land and buildings in use	163,188.79
10.3.2.40.00.00	Other Fixed Assets	776,870.21
10.3.2.90.00.00	Accumulated Depreciation	(493,038.61)
10.3.3.00.00.00	LEASED FIXED ASSETS	1,146,787.17
10.3.3.20.00.00	Leased Assets	2,037,293.39
10.3.3.90.00.00	Accumulated depreciation	(890,506.22)
10.3.4.00.00.00	DEFERRED CHARGES	576,411.11
10.3.4.10.00.00	Organization and Expansion Costs	973,452.54
10.3.4.90.00.00	Accumulated Amortization	(397,041.43)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From September 1, 2002 to December 31, 2002
10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	11,873,079.11
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	642,994.25
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	(13,354.55)
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	265,016.70
10.3.3.00.00.00	Other	265,016.70
10.5.0.00.00.00	THIRD PARTY FUNDS	10,978,422.71
10.5.1.00.00.00	Increase in Liabilities	4,918,350.75
10.5.1.01.00.00	Deposits	1,410,140.22
10.5.1.02.00.00	Securities Sold Under Repurchase Agreements	3,357,417.55
10.5.1.05.00.00	Mortgage Notes	150,792.98
10.5.2.00.00.00	Decrease in Assets	5,521,428.69
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	3,190,159.27
10.5.2.05.00.00	Interbank and Interdepartmental Accounts	446,716.06
10.5.2.04.00.00	Lending operations	1,501,130.32
10.5.2.06.00.00	Other credits	383,423.04
10.5.3.00.00.00	Sale of Assets and Investments	159,238.03
10.5.3.01.00.00	Investments in Subsidiary Companies	14.32
10.5.3.02.00.00	Foreclosed Assets	28,532.77
10.5.3.03.00.00	Fixed Assets	27,930.96
10.5.3.04.00.00	Leased Fixed Assets	79,572.68
10.5.3.05.00.00	Investments	23,187.30
10.5.4.00.00.00	Dividends Received from Subsidiary Associated Companies	379,405.24
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	11,667,709.76
20.2..0.00.00.0	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED/DISTRIBUTED	180,000.24
20.4.0.00.00.00	INVESTMENTS IN	546,830.27
20.4.1.00.00.00	Subsidiary and Associated Companies	1,653.79
20.4.2.00.00.00	Foreclosed Assets	31,151.72
20.4.3.00.00.00	Fixed Assets	8,468.78
20.4.4.00.00.00	Leased Fixed Assets	64,803.92
20.4.5.00.00.00	Investments	440,752.06
20.5.0.00.00.00	DEFERRED CHARGES	40,174.56
20.6.0.00.00.00	INCREASE IN ASSETS	7,038,305.88
20.6.1.00.00.00	Interbank deposits	7,032,581.19
20.6.5.00.00.00	Leasing Operations	186.84
20.6.7.00.00.00	Other assets	5,537.85
20.7.0.00.00.00	DECREASE IN LIABILITIES	3,862,398.81
20.7.7.00.00.00	Interbank and Interdepartmental Accounts	1,632,056.19
20.8.0.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	289,430.20
20.9.0.00.00.00	Other Liabilities	1,940,912.42
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (10.0.0.00.00.00 – 20.0.0.00.00.00)	205,369.35
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	797,384.06
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	1,002,753.41
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS (= 30.0.0.00.00.00)	205,369.35

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF		December 31, 2002
10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	71,500,464.23
10.1.0.00.00-2	AVAILABLE FUNDS	1,078,487.58
10.1.1.00.00-5	CASH	674,451.92
10.1.2.00.00-8	BANK DEPOSITS	68,771.55
10.1.3.00.00-1	FREE RESERVES	2,889.32
10.1.4.00.00-4	INVESTMENTS IN GOLD	6,793.69
10.1.5.00.00-7	FOREIGN MONEY SUPPLY	325,581.11
10.1.5.10.00-4	Foreign Bank Deposits	302,726.35
10.1.5.20.00-1	Foreign Available Funds	22,854.75
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	15,504,491.92
10.2.1.00.00-4	SECURITIES PURCHASED UNDER RESALE AGREEMENTS	13,560,657.78
10.2.1.10.00-1	Resales to Liquidate - Own Portfolio	1,180,485.32
10.2.1.10.10-4	Federal Government Securities	1,180,485.32
10.2.1.20.00-8	Resales to Liquidate - Third Portfolio	12,380,172.46
10.2.2.00.00-7	INTERBANK DEPOSITS	1,933,962.17
10.2.2.10.00-4	Interbank Deposits	1,933,962.17
10.2.6.00.00-9	FOREIGN CURRENCY INVESTMENTS	9,871.97
10.2.6.10.00-6	Prior Notice and Fixed Time	9,871.97
10.3.0.00.00-0	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	18,378,466.91
10.3.1.00.00-3	MARKETABLE SECURITIES	10,362,640.33
10.3.1.10.00-0	Fixed Rate Securities	6,349,865.51
10.3.1.10.10-3	Federal Government Securities	3,483,187.28
10.3.1.10.30-9	Financial Institutions	184,555.39
10.3.1.10.90-7	Others	2,682,122.84
10.3.1.15.00-5	Mutual Funds	2,427,368.66
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	5,220.90
10.3.1.17.40-5	Equity Funds	5,220.90
10.3.1.20.00-7	Floating Rate Securities - Others	266,461.59
10.3.1.20.10-0	Listed Companies	216,272.16
10.3.1.20.20-3	Non-listed Companies	25,689.77
10.3.1.20.40-9	Equity Funds	24,495.88
10.3.1.20.99-7	Other	3.77
10.3.1.85.00-4	Foreign Marketable Securities	1,313,723.68
10.3.1.85.10-7	Brazilian Sovereign Bonds	402,047.00
10.3.1.85.20-0	Securities of Foreign Governments	34,839.91
10.3.1.85.30-3	Brazilian State-Owned Companies	40,770.92
10.3.1.85.90-1	Others	836,065.84
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	1,996,105.75
10.3.2.10.00-3	Subject to Repurchase Commitments	1,996,105.75
10.3.2.10.10-6	Federal Government Securities	1,762,113.66
10.3.2.10.90-0	Other	233,992.09
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	400,046.24

CONEF		December 31, 2002
10.3.3.15.00-1	Derivative Financial Instruments – Swap	400,046.24
10.3.4.00.00-2	SUBJECT TO BRAZILIAN CENTRAL BANK	3,888,010.63
10.3.4.10.00-9	Subject to Brazilian Central Bank	3,888,010.63
10.3.5.00.00-5	CERTIFICATES OF PRIVATIZATION	0.29
10.3.6.00.00-8	SUBJECT TO GUARANTEE RENDERED	1,731,663.67
10.3.6.10.00-5	Subject to Guarantee Rendered	1,731,663.67
10.3.6.10.10-8	Federal Government Securities	1,731,663.67
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,080,676.38
10.4.1.00.00-2	CHECK CLEARING	20,550.60
10.4.2.00.00-5	RESTRICTED DEPOSITS	3,988,444.11
10.4.2.10.00-2	Brazilian Central Bank	3,926,526.29
10.4.2.50.00-0	SFH – FAHBRE and FGTS Deposits to Reimburse	29,145.16
10.4.2.65.00-2	SFH – Salary Variations Compensation Fund	32,772.66
10.4.2.65.10-5	Novation Option	32,772.66
10.4.3.00.00-8	INTERBANK ONLENDINGS	54,473.16
10.4.3.90.00.1	Other debtors	54,473.16
10.4.4.00.00-1	CORRESPONDENT BANKS	17,208.51
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	2,840.21
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	20,690,606.51
10.6.1.00.00-0	LENDING OPERATIONS	20,702,151.65
10.6.1.10.00-7	Loans and Discounted Loans	11,470,803.23
10.6.1.20.00-4	Financing	9,140,396.05
10.6.1.30.00-1	Agricultural	798,058.13
10.6.1.40.00-8	Real Estate Loans	647,647.64
10.6.1.40.30-7	Habitational Loans	647,647.64
10.6.1.90.00-3	Allowance for Loan Losses	(1,354,753.39)
10.6.2.00.00-3	LEASING OPERATIONS	(11,545.14)
10.6.2.10.00-0	Leasing Operations	15,617.25
10.6.2.90.00-6	Allowance for Leasing Operations Losses	(27,162.39)
10.9.0.00.00-4	OTHER RECEIVABLES	11,764,894.73
10.9.1.00.00-7	GUARANTEES HONORED	477.07
10.9.2.00.00-0	FOREIGN EXCHANGE	3,583,696.16
10.9.2.06.00-4	Unsettled Exchange Purchases	3,280,493.49
10.9.2.06.10-7	Export and Interbank Contracts	2,904,971.74
10.9.2.06.30-3	Financial Contracts	1,674.90
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	373,846.85
10.9.2.07.00-3	(-) Contracts Advances in Foreign Currency	(542,461.30)
10.9.2.07.40-5	Interbank Contracts	(542,461.30)
10.9.2.13.00-4	Unsettled Exchange Purchases – Floating	141.54
10.9.2.13.50-9	Financial Contracts	141.54
10.9.2.20.00-4	Unsettled exchange letters and documents in foreign currencies	39.67
10.9.2.25.00-9	Rights on Foreign Exchange Sold	945,830.76
10.9.2.25.10-2	Import and Financial Contracts	55,318.05
10.9.2.25.20-5	Interbank Contracts	518,766.62
10.9.2.25.22-9	Financial Contracts	13,119.10

CONEF		December 31, 2002
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	358,626.99
10.9.2.26.00-8	(-) Contracts Advances in Local Currency	(151,363.26)
10.9.2.33.00-8	Rights on Foreign Exchange Sold - Floating Rates	347.19
10.9.2.33.10-1	Import and Financial Contracts	347.19
10.9.2.34.00-7	(-) Contracts Advances in Local Currency - Floating Rates	(349.33)
10.9.2.34.10-0	(-) Import and Financial Contracts	(349.33)
10.9.2.45.00-3	Receivables in Foreign Currency	4,647.86
10.9.2.50.00-5	Income Receivable of Contracted Advances and Import Contracts	46,369.55
10.9.3.00.00-3	INCOME RECEIVABLE	114,606.54
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	82,551.54
10.9.4.10.00-3	Cash – Register and Liquidation	6,882.41
10.9.4.30.00-7	Debts to Liquidate	74,531.18
10.9.4.40.00-4	Financial Assets and Commodities Transactions to Liquidate	2.16
10.9.4.53.00-8	Intermediation of Swap Operations	1,135.79
10.9.5.00.00-9	SPECIFIC CREDITS	1,282,883.68
10.9.5.30.00-0	Insurance Companies	480,774.38
10.9.5.30.10-3	Receivables of Insurance Operations	466,414.35
10.9.5.30.20-6	Notes and Credits Receivable	17,666.41
10.9.5.30.30-9	Provision for Credits Losses	(3,306.38)
10.9.5.45.00-2	Credit Card Companies	802,109.30
10.9.5.45.10-5	Notes and Credits Receivable	915,799.15
10.9.5.45.20-8	Provision for Credits Losses	(113,689.85)
10.9.7.00.00-5	OTHER	6,530,660.92
10.9.7.05.00-0	Accounts Receivable from Non-Financial Activities	14,008.97
10.9.7.10.00-2	Inventories	7,380.13
10.9.7.25.00-4	Foreclosed Assets	188,188.13
10.9.7.25.90-1	Other Assets	188,188.13
10.9.7.30.00-6	Provision for Losses	(70,308.21)
10.9.7.30.90-3	Other Assets	(70,308.21)
10.9.7.40.00-3	Deferred Tax and Social Contribution	2,760,311.31
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report after Five Years	380,206.74
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report up to Five Years	2,110,502.40
10.9.7.40.50-8	Deferred Tax	269,602.17
10.9.7.45.00-8	Prepaid Taxes	533,495.46
10.9.7.50.00-0	Tax Recovery	9,168.00
10.9.7.90.00-8	Foreign Debtors	25,437.16
10.9.7.95.00-3	Local Debtors	3,062,979.98
10.9.8.00.00-8	NONPERFORMING LOANS	(94,190.52)
10.9.8.90.00-1	Allowance for Loan Losses	(94,190.52)
10.9.9.00.00-1	PREPAID EXPENSES	264,209.35
20.0.0.00.00-6	PERMANENT ASSETS	4,573,312.62
20.1.0.00.00-5	INVESTMENTS	1,665,721.58
20.1.2.00.00-1	INVESTMENTS IN SUBSIDIARY COMPANIES	59,556.58
20.1.2.10.00-8	Investments in Subsidiary Companies	59,556.58
20.1.2.10.90-5	Other	59,556.58

CONEF		December 31, 2002
20.1.3.00.00-4	FISCAL INCENTIVE INVESTMENTS	5,826.30
20.1.4.00.00-7	MEMBERSHIP CERTIFICATES	32,528.78
20.1.4.10.00-4	Membership Certificates	32,550.23
20.1.4.10.10-7	Securities Exchanges and CETIP	30,564.08
20.1.4.10.90-1	Other	1,986.15
20.1.4.99.00-1	Provision for Losses	(21.45)
20.1.5.00.00-0	STOCKS AND QUOTAS	38,835.78
20.1.5.10.00-7	Stocks and Quotas	42,357.75
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities	7,697.98
20.1.5.10.20-3	Other	34,659.77
20.1.5.99.00-4	Provision for Losses	(3,521.97)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities	(570.42)
20.1.5.99.20-0	Other	(2,951.54)
20.1.9.00.00-2	OTHER INVESTMENTS	1,528,974.14
20.1.9.90.00-5	Other Investments	1,538,961.73
20.1.9.99.00-6	Provision for Losses	(9,987.59)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,044,267.50
20.2.1.00.00-7	STORAGED FURNITURE AND EQUIPMENT	1,678.67
20.2.2.00.00-0	PROPERTY AND EQUIPMENT IN PROCESS	1,888.42
20.2.3.00.00-3	LAND AND BUILDINGS	498,237.55
20.2.3.10.00-0	Land and Buildings	655,397.02
20.2.3.99.00-7	Accumulated Depreciation of Land and Buildings	(157,159.47)
20.2.4.00.00-6	FURNITURE AND EQUIPMENT	220,042.78
20.2.4.10.00-3	Furniture and Equipment	472,954.48
20.2.4.99.00-0	Accumulated Depreciation of Furniture and Equipment	(252,911.70)
20.2.8.00.00-8	OTHERS	322,420.08
20.2.8.90.00-1	Other Operating Assets	718,785.85
20.2.8.99.00-2	Accumulated Depreciation of Other Operating Assets	(396,365.77)
20.3.0.00.00-3	LEASED ASSETS	1,146,787.17
20.3.1.00.00-6	LEASED ASSETS	1,146,787.17
20.4.0.00.00-2	DEFERRED CHARGES	716,536.37
20.4.1.00.00-5	ORGANIZATION AND EXPANSION COSTS	1,236,227.33
20.4.1.10.00-2	Leased Losses to Amortize	79,686.98
20.4.1.90.00-8	Others Organization and Expansion Costs	1,156,540.35
20.4.9.00.00-9	ACCUMULATED AMORTIZATION	(519,690.96)
20.4.9.10.00-6	Leased Losses to Amortize	(39,038.01)
20.4.9.90.00-2	Other	(480,652.96)
30.0.0.00.00-9	OFF-BALANCE ITEMS	510,336,149.96
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	5,350,222.68
30.1.1.00.00-1	IMPORTED CREDITS OUTSTANDING	292,573.88
30.1.3.00.00-7	CONFIRMED EXPORTED CREDITS	9,170.18
30.1.4.00.00-0	GUARANTEES PROVIDED	5,033,761.11
30.1.4.10.00-7	Financial Institutions Authorized to Operate by Brazilian Central	224,540.09
30.1.4.90.00-3	Other	4,809,221.01
30.1.5.00.00-3	CO-OBLIGATION FOR CREDIT ASSIGNMENT	14,717.51

CONEF		December 31, 2002
30.3.0.00.00-6	MARKETABLE SECURITIES	13,029,992.40
30.3.1.00.00-9	SECURITIES REGISTERED ON SELIC	7,665,738.38
30.3.2.00.00-2	SECURITIES NON-REGISTERED ON SELIC	5,364,254.02
30.4.0.00.00-5	CUSTODY	142,636,135.81
30.4.4.00.00-7	SECURITIES IN GUARANTEE OF RURAL DEBTS	2,896.59
30.4.9.00.00-2	OTHER	142,633,239.23
30.5.0.00.00-4	COLLECTION	7,494,564.34
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	41,941,548.39
30.6.1.00.00-6	EQUITY, FINANCIAL ASSETS AND COMMODITIES	38,942,595.32
30.6.3.00.00-2	GUARANTEES HONORED AND OTHER GUARANTEES ON	1,547,844.27
30.6.5.00.00-8	CREDIT RISK ON SWAP CONTRACTS	1,451,108.80
30.6.5.10.00-5	Credit Risk on Swap Contracts	391,396.04
30.6.5.20.00-2	Receivables Under Swap Contracts	543,400.35
30.6.5.30.00-9	Payables Under Swap Contracts	516,312.41
30.8.0.00.00-1	CONTRACTS	20,197,348.88
30.9.0.00.00-0	CONTROL	279,686,337.46
30.9.7.00.00-1	CAPITAL REQUIRED TO MARKET RISK COVERY	46,872.90
30.9.7.10.00-8	Interest Rate	46,872.90
30.9.8.00.00-0	CONTROL	110,018.97
30.9.8.90.00-7	Deferred Tax from Excess of Depreciation	110,018.97
30.9.9.00.00-7	OTHERS OFF-BALANCE ASSETS	279,529,445.59
39.9.9.99.99-4	TOTAL ASSETS	586,409,926.82
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	68,737,907.73
40.1.0.00.00-1	DEPOSITS	25,988,017.17
40.1.1.00.00-4	DEMAND DEPOSITS	3,247,981.93
40.1.2.00.00-7	SAVING DEPOSITS	5,722,149.31
40.1.3.00.00-0	INTERBANK DEPOSITS	78,317.02
40.1.5.00.00-6	TIME DEPOSITS	16,936,496.49
40.1.8.00.00-5	FOREIGN DEPOSITS	3,072.41
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	13,806,065.68
40.2.1.00.00-3	OWN PORTFOLIO	1,569,849.34
40.2.2.00.00-6	THIRD PARTIES PORTFOLIO	12,236,216.34
40.3.0.00.00-9	NOTES AND DEBENTURES	3,715,376.38
40.3.1.00.00-2	MORTGAGE NOTES	648,775.24
40.3.3.00.00-8	ACCOUNTS PAYABLE FOR SECURITIES ABROAD	3,066,601.14
40.4.0.00.00-8	INTERBANK ACCOUNTS	185,391.18
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	304,155.21
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	11,064,946.83
40.6.1.00.00-9	BORROWINGS	5,732,998.95
40.6.1.10.00-6	Local Borrowings	169,048.33
40.6.1.20.00-3	Foreign Borrowings	5,563,950.62
40.6.2.00.00-2	ONLENDINGS	5,331,947.88
40.6.2.10.00-9	Local Onlendings	5,331,947.88
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	466,196.30
40.8.0.00.00-4	OTHER LIABILITIES	12,275,969.08

CONEF		December 31, 2002
40.8.1.00.00-7	COLLECTION OF TAXES AND SOCIAL	8,838.17
40.8.2.00.00-0	FOREIGN EXCHANGE PORTFOLIO	2,019,979.85
40.8.3.00.00-3	SOCIAL AND STATUTORY	353,004.33
40.8.3.10.00-0	Dividends Payable	298,553.76
40.8.3.15.00-5	Provision for Profit Sharing	50,528.88
40.8.3.30.00-4	Gratuity Payable	3,921.70
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,269,478.71
40.8.4.10.00-3	Income Tax and Social Contribution	84,437.98
40.8.4.15.00-8	Provision for Income Tax and Social Contribution	181,415.02
40.8.4.20.00-0	Taxes Payable	205,392.54
40.8.4.30.00-7	Provision For Deferred Tax	43,258.09
40.8.4.50.00-1	Provision For Tax Contingencies	754,975.08
40.8.5.00.00-9	NEGOTIATION AND INTERMEDIATION OF SECURITIES	125,843.35
40.8.7.00.00-5	SPECIFIC LIABILITIES	3,770,612.82
40.8.7.30.00-6	Insurance Companies	927,664.85
40.8.7.30.10-9	Non-Committed Technical Provisions	417,246.56
40.8.7.30.20-2	Committed Technical Provisions	346,052.90
40.8.7.30.30-5	Payable Related to Insurance	164,365.39
40.8.7.35.00-1	Private Retirement Companies	2,012,095.76
40.8.7.35.10-4	Non-Committed Technical Provisions	1,786,017.52
40.8.7.35.20-7	Committed Technical Provisions	217,901.88
40.8.7.35.30-0	Retirement Debt Transactions	8,176.36
40.8.7.40.00-3	Capitalization Companies	229,532.55
40.8.7.40.10-6	Non-Committed Technical Provisions	168,622.13
40.8.7.40.20-9	Committed Technical Provisions	60,910.41
40.8.7.45.00- 8	Credit Card Companies	601,319.66
40.8.7.45.10-1	Payable to Merchants - Credit Cards	601,319.66
40.8.9.00.00-1	SUNDRY	4,728,211.84
40.8.9.05.00-6	Suppliers	10,197.54
40.8.9.08.00-3	Prepaid Residual Value	671,175.76
40.8.9.90.00-4	Other Liabilities	4,046,838.54
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND	931,789.90
40.9.2.00.00-9	SUBORDINATED DEBT	903,612.89
40.9.2.10.00-6	Maturity More Than Five Years	903,612.89
40.9.3.00.00-2	OTHER SUBORDINATED DEBT	28,177.01
50.0.0.00.00-5	DEFERRED INCOME	64,231.57
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	6,710,932.01
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	6,710,932.01
60.1.1.00.00-0	CAPITAL	4,135,761.26
60.1.1.10.00-7	Capital	4,077,258.62
60.1.1.10.13-1	Common Shares - Local Residents	2,472,321.33
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	494,289.80
60.1.1.10.17-9	Other Preferred Shares - Local Residents	13.20
60.1.1.10.23-4	Common Shares - Foreign Residents	10,661.44
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,055,713.97

CONEF		December 31, 2002
60.1.1.10.28-9	Quotas - Local Residents	44,258.88
60.1.1.20.00-4	Capital Increase	58,502.65
60.1.1.20.13-8	Common Shares - Local Residents	54,915.06
60.1.1.20.17-6	Other Preferred Shares - Local Residents	3,587.59
60.1.1.40.00-8	(-) Capital Decrease	(0.01)
60.1.1.50.00-5	(-) Capital to be Realized	(0.01)
60.1.3.00.00-6	CAPITAL RESERVES	242,001.95
60.1.4.00.00-9	REVALUATION RESERVES	958.54
60.1.5.00.00-2	REVENUE RESERVES	3,232,829.80
60.1.5.10.00-9	Legal Reserve	303,499.17
60.1.5.20.00-6	Statutory Reserve	2,929,329.09
60.1.5.80.00-8	Special Dividends Reserve	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES	(266,349.79)
60.1.8.00.00-1	RETAINED EARNINGS	(545,194.94)
60.1.9.00.00-4	TREASURY STOCK	(89,074.81)
70.0.0.00.00-1	REVENUES	26,056,131.12
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	24,147,957.75
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	1,810,815.45
70.2.1.00.00-2	INSURANCE COMPANIES	668,545.41
70.2.1.10.00-9	Insurance Premiums	602,929.14
70.2.1.30.00-3	Financial Revenues	65,616.27
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	368,735.96
70.2.2.10.00-2	Private Retirement Premiums	368,735.96
70.2.3.00.00-8	CAPITALIZATION COMPANIES	131,518.32
70.2.3.10.00-5	Capitalization Premiums	131,518.32
70.2.4.00.00-1	CREDIT CARD COMPANIES	581,425.61
70.2.4.10.00-8	Credit Card Revenues	581,425.61
70.2.9.00.00-6	OTHER ACTIVITIES	60,590.15
70.2.9.10.00-3	Sales Revenue of Goods and Services	60,590.15
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	97,357.92
80.0.0.00.00-4	EXPENSES	(25,495,425.58)
80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(23,976,479.05)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,322,190.84)
80.2.1.00.00-5	INSURANCE COMPANIES	(559,432.75)
80.2.1.10.00-2	Insurance Claims	(397,130.40)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(84,178.73)
80.2.1.30.00-6	Financial Expenses	(59,553.81)
80.2.1.90.00-8	Others	(18,569.81)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(570,515.64)
80.2.2.10.00-5	Private Retirement Plans Benefits Expenses	(363,415.26)
80.2.2.30.00-9	Financial Expenses	(205,787.58)
80.2.2.40.00-6	Administrative Expenses	(1,312.80)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(98,004.91)
80.2.3.10.00-8	Capitalization Premiums Redemption Expenses	(95,994.40)

7014 - NOTES TO THE FINANCIAL STATEMENTS

1.   Operations

     The consolidated  operations of Unibanco - União de Bancos Brasileiros S.A.
     and its direct and indirect  subsidiaries and jointly controlled  companies in Brazil and abroad  include,  besides  the  financial  activities  of the
     Unibanco  Conglomerate,  other activities  carried out by subsidiaries with
     specific  objectives,   principally,  related  to  insurance,  credit  card
     operations, annuity products plans and private retirement plans.

2.   Presentation of Financial Statements

     The financial statements of Unibanco - União de Bancos Brasileiros S.A. and
     its  foreign   branches   (Unibanco)   are  presented   together  with  the
     consolidated   financial   statements  of  Unibanco  and  its  subsidiaries
     (Unibanco Consolidated), which comprise the accounts of Unibanco– União de
     Bancos  Brasileiros  S.A.,  its foreign  branches,  its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 8.

     The consolidated financial statements have been prepared in accordance with
     consolidation   principles  determined  by  the  Brazilian  Securities  and
     Exchange Commission (CVM). Intercompany  investments,  balances, income and expenses,  as well as intercompany  gains and losses,  were eliminated upon consolidation.

     The  financial  statements  of the  subsidiaries  Unibanco  Leasing  S.A. -
     Arrendamento  Mercantil and Dibens  Leasing S.A. -  Arrendamento  Mercantil
     were reclassified by means of out-of-book adjustments,  in order to reflect their financial  position and results of operations in the consolidation in
     accordance   with  the   financial   method  of   accounting   for  leasing
     transactions.

     In conformity with CVM Instruction 247/96,  assets,  liabilities,  revenues and  expenses of jointly  controlled  companies  have been  included in the consolidated financial statements on a proportional basis.

3.   Summary of Significant Accounting Policies

     The accounting  policies  adopted by Unibanco and its subsidiary  companies are in accordance with the requirements of Brazilian  Corporate Law and the regulations  of the Brazilian  Central Bank,  the Brazilian  Securities and
     Exchange Commission and the Superintendency of Private Insurances.

     (a) Determination of net income

     Net income is determined on the accrual basis and considers:

     •    income, expenses and monetary or exchange rate variations, at official rates or indices,  pro rata temporis,  on current and long-term assets and liabilities;

     •    the  effects  of the  provisions  to  adjust  the  assets to market or realizable values;

     •    the  adjustments  to the  insurance,  annuity  products and retirement plans technical reserves;

     •    the  effects  of the  adjustment  of  investments  in  subsidiary  and associated companies to reflect the equity method of accounting;

     •    the  provision  for  federal  income tax at the rate of 15% on taxable income,  plus a  specific  surcharge  of 10% on  taxable  income  over established fiscal limits;

     •    the provision for social contribution  calculated at the rate of 9% on the adjusted income before income tax;

     •    tax credits calculated on temporary differences between book value and tax amounts and on tax losses; and

     •    profit sharing.

     (b)  Current and long-term assets

     These assets are stated at cost plus, when  applicable,  the related income and monetary and exchange  rate  variations,  and  decreased by the related unearned  income and/or  allowances  for losses,  except for the marketable securities,  the  derivative  financial  instruments  and financial  assets subject to hedge,  which are presented since the second quarter of 2002, as stated in item (c).

     The allowance for lending,  leasing and other credit losses is set up in an amount considered sufficient by management to cover possible future losses.
     Management's  analysis  to  establish  the  provision  required  takes into account the economic environment,  past experience and specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

    (c)   Marketable securities and derivative financial instruments

     The Brazilian  Central Bank has established new rules for the recording and valuation of marketable  securities and derivative  financial  instruments, which effects are recognized as from the quarter ended June 30, 2002.

     Marketable securities

     According to Brazilian  Central  Bank  Circular  3068 issued on November 8,
     2001 and supplemental  regulation,  marketable  securities must be classify into one of three categories,  based on the intent to negotiate (during the
     implementation  of  the  new  rule,  the  bank  has  adopted   transitional
     criteria), and accounted for as follow:

     •    Trading  securities –  marketable  securities  acquired  for  trading purpose– they are stated at cost plus,  accrued interest and adjusted to their fair values and  unrealized  gains and losses are  recognized currently in earnings.

     •    Securities available for sale– marketable securities acquired as part of the Unibanco  strategy for the risk  management of interest  rates, they could be  negotiated  as a result of the changes in the  interest rates, for changes in payments  conditions or other factors.  They are stated at cost plus  accrued  interest,  and  adjusted  to their  fair value,  with the related  income  recognized  currently and unrealized gains and losses  recorded as a separate  component  of  stockholders’
          equity,  net of applicable  taxes,  in“Unrealized  gains and losses–
          marketable  securities  and  derivative  financial  instruments”.  The realized gains and losses are recognized based on the applicable trade date in a contra account in stockholders’ equity item.

     •    Securities  held to  maturity–  marketable  securities  that there is intention  and  financial  ability to retain them until the  maturity.
          They are carried at cost plus accrued interest.

     Derivative financial instruments (assets and liabilities)

     According to Brazilian  Central  Bank  Circular  3082 issued on January 30,
     2002 and the supplemental regulation,  the derivative financial instruments are  classified  based on  Unibanco’s  intent for  hedging  or  non-hedging purpose.

     •    Transactions   involving  derivative  financial  instruments  to  meet
          customer needs or for own purpose that did not meet hedging accounting requirement  established by the Central Bank, primary derivatives used to manage the global  exposure,  are  accounted for at fair value with unrealized gains and losses recognized currently in earnings.

     •    Derivative  financial  instruments  designed  for hedging or to modify characteristics  of assets or  liabilities  and (i) highly  correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract;  and (ii) effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

          -    Fair value hedge.  The financial  assets and  liabilities and the related  derivative  financial  instruments  are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

          -    Cash flow hedge.  The effective hedge portion of financial assets and  liabilities  is accounted  for at fair value and  unrealized
               gains  and   losses   recorded   as  a  separate   component   of
               stockholders’ equity,  net of applicable  taxes,  in  “Unrealized gains and losses – marketable securities and derivative financial instruments”.  The non-effective hedge portion,  when applicable, is recognized currently in earnings.

     (d)  Permanent assets

     Investments, fixed assets and deferred charges are stated at cost.

     Investments in subsidiary and associated  companies are accounted for using the  equity  method  of  accounting,  as shown in Note 8.  The  effects  in subsidiary and associated companies resulted from the new rules to recorded
     and   valuation  of  marketable   securities   and   derivative   financial
     instruments,  as mentioned above in item (c) were recognized in Unibanco as
     “Unrealized  gains   and  losses –  marketable  securities  and  derivative
     financial  instruments  and “Retained  earnings”,  so  as to  maintain  the original record made by the subsidiary and associated companies.

     Other investments  consist  principally of investments  carried at cost and membership  certificates of stock and commodities exchange adjusted to book equity values.

     Goodwill  relating to the acquisition of subsidiaries is being amortized up to 10 years, according to the expected period of benefit.

     Depreciation of fixed assets is calculated on the  straight-line  method at the following annual rates:  buildings in use - 4%; equipment in use - 10%;
     communications, data processing, and transportation systems - 20%.

     Deferred  charges,  composed  substantially  of leasehold  improvements and software  acquisition and  development,  are amortized over the term of the respective lease contracts or up to five years.

     (e)  Current and long-term liabilities

     These amounts include,  when applicable,  accrued interest and monetary and exchange rate variations,  except for derivative financial  instruments and liabilities subject to hedge, which are presented above in item (c).

4.   Marketable Securities

     (a)  Trading securities

     Trading  securities  were classified as current  assets,  independently  of their  maturity  date,  since these  securities are actively and frequently traded.

     (b)  Securities available for sale

     (i)  By type:

     (ii) By maturity:

     (c)  Securities held to maturity

     (i)  By type:

     The  fair  value  of these  securities  was  R$4,267,683  in  Unibanco  and
     R$5,607,510 in Unibanco Consolidated. The difference between amortized cost and the fair value  amounted  R$830,671  in  Unibanco  and  R$1,002,771  in
     Unibanco Consolidated and correspondent mainly to bonds issued by Brazilian federal government.

     (ii) By maturity:

     (iii) Financial ability

     Unibanco and its  subsidiaries  classified a portion of their  portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define the financial ability.

     The resources of third parties which are related to the securities  held to maturity,  for Unibanco  Consolidated  compared  with the  portfolios is as follow:

     (d)  Fair value determination

     The fair value of marketable  securities  was based on the average rate for the last business day of the period as informed by Stock  Exchanges,  trade associations and external entities.

5.   Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing
     and Other Credit Losses

     (a)  Components of the lending and leasing operations portfolio by type and by maturity:

     (b)  Components of lending, leasing and other credits by business activity:

     (c)  Components  of lending,  leasing and other  credits by risk level,  as established  in  Resolution  2682 of the Brazilian  National  Monetary
          Council:

     The allowance for lending,  leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council.
     The  minimum  allowance  for each  level is  utilized  as a  general  rule, however,  based  on the  judgment  and  experience  of  management,  higher percentages  might be within each level in order to more accurately  assess the risk of certain clients, operations or portfolios.

     (d) The operations  renegotiated in the quarter with clients as established in Resolution 2682 of the Brazilian National Monetary Council was R$900,061
     in Unibanco and  R$1,121,074  in Unibanco  Consolidated.  These  operations relate to  active portfolio  and credits written off against loss, and were recognized with intention to maintain the risk assessment and the provision for losses existing prior to  renegotiation.  These  operations will have a lower risk classification only after collection of a significant portion of the renegotiated  debt. For such lower risk  reclassification,  the minimum collection percentage established by Unibanco is 25%.

     (e)  Changes in the allowance  for lending,  leases and other credit losses during the quarter:

6.   Other Credits

7.   Foreign Branches

     As mentioned in Note 2, the financial statements of foreign branches (Grand
     Cayman and Nassau) are consolidated with those of Unibanco.

     The balances of these branches can be summarized as follows:

     Unibanco’s  Board of  Directors  approved in a meeting held on December 26,
     2002, a partial  distribution of US$20,000 thousand of 2000 of Grand Cayman branch retained earnings.

8.   Investments

     (a) Investments in subsidiary and associated companies

     Results of investments in subsidiary and associated companies were recorded as “Equity  in  results of  subsidiary  and  associated  companies”  in the statement of income in the group “Other operating income  (expenses)”.  The foreign  branches and subsidiary  companies  exchange loss in the amount of
     R$332,618  in  Unibanco  and  R$363,278  in  Unibanco   Consolidated   were
     recognized as “Other  operating  expense”.  As a result of the high foreign exchange  volatility,  Unibanco partially hedged its foreign investments in
     U.S.  dollars in the amount of US$583  million.  The income of  R$40,555 in
     Unibanco and Unibanco  Consolidated  was also recorded in “Other  operating
     expense”,   reducing  the  exchange  loss  on  foreign   investments.   The
     investments  in  subsidiary   and   associated   companies  and  the  major
     transactions relating to investments in subsidiary and associated companies in the fourth quarter of 2002, were as follow:

Number of shares or quotas		Percentage holding (%)		Adjusted	Adjusted	Equity in results adjustments		Investments value	
	Common	Preferred	Unibanco	Unibanco Consolidated	stockholders' equity	net income (loss)	Unibanco	Unibanco Consolidated	Unibanco	Unibanco Consolidated
Subsidiary companies										
Unipart Participações Internacionais Ltd. (1)	1,350,712	-	100.000	100.000	1,544,272	10,628	11,678	-	1,544,272	-
Unibanco AIG Seguros S.A. (7)	336,204,927	183,958,940	49.700	49.700	1,248,833	107,494	29,236	-	620,664	-
Unibanco Representação e Participações Ltda. (2)	123,204,651	-	99.279	99.279	359,126	60,760	60,242	-	356,536	-
Banco Bandeirantes S.A. (3)	78,728,068,140	68,155,559,063	100.000	100.000	522,564	39,416	7,653	-	344,810	-
Banco Credibanco S.A.	211,861,478	198,846,054	98.883	98.883	297,211	37,118	36,703	-	289,822	-
Banco Fininvest S.A.	3,931	1,034	99.920	99.920	253,602	25,384	25,412	-	253,398	-
Banco Dibens S.A.	3,201,455,716	-	51.000	51.000	156,061	675	344	-	79,592	-
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.999	99.999	126,327	21,286	21,285	-	126,325	-
Unibanco Corretora de Valores Mobiliários S.A. (4)	30,000,000	30,000,000	99.999	100.000	55,574	1,690	2,743	-	55,574	-
Banco1.net S.A. (7)	21,775,475	-	54.986	54.986	41,343	(2,776)	(1,527)	-	22,733	-
Unibanco Asset Management – Banco de Investimento S.A.	1,468,400	1,468,405	99.999	99.999	19,165	5,722	5,722	-	19,165	-
Other	-	-	-	-	-	-	(793)	-	1,144	-
Main Unipart Participações Internacionais Ltd.'s direct and indirect subsidiary companies (i)										
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100.000	848,546	(10,572)	-	-	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100.000	265,125	(4,617)	-	-	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A.	199,999	-	-	99.999	208,806	2,282	-	-	-	-
Interbanco S.A.	18,999,793	-	-	99.999	54,016	(1,577)	-	-	-	-
Unibanco Securities, Inc.	1,500	-	-	100.000	1,715	(1,226)	-	-	-	-
Unibanco Securities Ltd.	17,770,000	-	-	100.000	48,362	5,236	-	-	-	-
Main Unibanco AIG Seguros S.A.s direct subsidiary companies (i)										
Unibanco AIG Previdência S.A. (7)	465,403	-	-	100.000	109,804	11,085	-	-	-	-
Unibanco AIG Saúde Seguradora S.A. (7)	20,000,000	-	-	100.000	28,823	2,753	-	-	-	-
Main Unibanco Representação e Participações Ltda.s direct and indirect subsidiary companies (i)										
Unibanco Cia. de Capitalização (7)	4,194,130	-	-	99.992	355,231	30,224	-	-	-	-
Unibanco Empreendimentos e Participações Ltda.	201,111,880	-	-	100.000	211,575	15,994	-	-	-	-
Unibanco Empreendimentos Ltda.	150.488.716	-	-	100,000	122,508	(798)	-	-	-	-
BWU Representação e Participações Ltda. (7)	36,133,577	93,947,299	-	60.000	49,991	4,707	-	-	-	-
Jointly controlled companies (i)										
Credicard S.A.-Administradora de Cartões de Crédito (7)	12,937,771	-	33.333	33.333	422,544	131,641	43,879	-	140,848	-
Serasa S.A. (5) and (7)	363,690	348,855	-	19.120	151,077	5,118	-	-	-	-
Banco Investcred Unibanco S.A. (7)	95,284	-	49.997	49.997	116,653	9,660	4,830	-	58,323	-
Tecnologia Bancária S.A. (5)	762,277,905	-	-	21.432	112,557	448	-	-	-	-
Redecard S.A. (7)	199,990	400,000	-	31.943	40,042	32,340	-	-	-	-
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.499	12.499	27,512	5,740	717	-	3,439	-
Interchange Serviços S.A. (7)	74,999,999,998	-	-	25.000	27,283	2,942	-	-	-	-
FMX S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	-	49.998	29,431	3,835	-	-	-	-
Unibanco Rodobens Administradora de Consórcios Ltda. (7)	11,298,500	-	-	50.000	23,264	1,798	-	-	-	-
Other	-	-	-	-	-	-	(27)	-	(4,042)	-
Associated companies										
AIG Brasil Cia. de Seguros (7)	54,213,933	-	-	49.999	77,392	3,079	-	1,539	-	38,696
Other	-	-	-	-	-	-	-	85	-	20,861
Total							**248,097**	**1,624**	**3,912,603**	**59,557**

     (i) The percentage shown in the Unibanco  Consolidated column refers to the controlling companies' percentage holding.

     (1) In November  2002,  Unibanco  acquired  9.156% of the total  capital of
     Unipart Internacional, belonging to Banco Bandeirantes S.A. at book value.

     (2) During  2002,  the Company  declared  and paid  dividends  amounting of
     R$690,000,  being paid  R$640,000 in 2002 and  R$50,000  will be paid up to
     December 31, 2003.

     (3) The  difference  between  the net  income  and the  equity  in  results adjustments  and equity  and the  investment  result  mainly of gains to be realized on the sale of  companies  within of  Unibanco’s  group,  that are being  recognized in line with  amortization of goodwill  calculated on the same dates.  In October 2002,  Unibanco  merged Caixa Brasil  Participações
     S.A., becoming the direct controller of Banco Bandeirantes S.A.

     (4) The  difference  between the net income of this  company and the equity adjustment  recognized  in  income,  relates  to the  restatement  of stock exchange membership  certificates  recognized directly to net equity of the investee company.

     (5) Equity in results  adjustments based on the financial  statements as of
     November 2002.

     (6) During the  Extraordinary  General  Meeting held on November 1, 2002 it was  approved the split-up of BUS Holding  S.A.,  with a consequent  merger into Administradora e Corretora de Seguros Unibanco Ltda.

     (7) Companies audited by other independent auditors.

9.   Resources from Securities Issued

     Resources from securities  issued are mainly  represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

     (a) Mortgage notes are readjusted  using the saving  deposits  index,  plus average  interest  of 13.28% per annum,  and are  payable up to October 18,
     2004.

     (b) Euronotes

     The euronotes in the amount of R$2,129,384  in Unibanco and  R$2,288,674 in
     Unibanco  Consolidated  mature up to April 15,  2014 and are  subject to an average interest rate of 6.95% per annum in Unibanco and 6.30% per annum in
     Unibanco Consolidated.

     (c) Commercial Paper Programs

     The commercial  paper programs,  in the amount of R$702,653 in Unibanco and
     Unibanco Consolidated, are issued by Grand Cayman branch and are payable up to August 13,  2003,  with  interest at rates  between  1.94% and 2.30% per annum.

     (d)  The  other  issues  totaled  R$75,274  in  Unibanco  and  in  Unibanco
     Consolidated  with  maturities up to July 11, 2005 and an average  interest rate of 10.50% per annum.

10.  Borrowings and Onlending in Brazil– Governmental Agencies

     Foreign  borrowings  consist  principally  of  short-term  credit lines for refinancing of foreign exchange transactions, import and exports.

     Onlendings in Brazil– governmental  agencies are payable up to 2018,  with interest  rates  established  by  operational  policies of BNDES  (National
     Economic Development Bank).

11.  Fiscal, Employee and Civil Litigations

     Unibanco and its  subsidiaries  are  defendants in several  legal  actions, relating  principally  to income  taxes,  indirect  taxes and labor claims.
     Based on the advice of our external counsel,  Unibanco and its subsidiaries recorded provisions to offset possible future losses,  based on the success probability  of the  suits.  Provisions  recorded  and the  changes  in the provision were as follows:

     (a)  Tax litigation

     Unibanco and its subsidiaries  are involved in several tax suit,  including those relating to the  constitutionality  of certain taxes and the probable liability is fully  provided,  being the provision  accrued  reverted when, based on the  opinion of legal  consultant,  the  possibility  of losses is remote.

     (b)  Employee litigation

     Labor unions and former  employees filed several  lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the  contingency amount is recorded as provision, based on the average of payments made.

     (c)  Civil litigation

     There  are  other  actions  and  claims  filed  against  Unibanco  and  its subsidiaries on a variety of matters,  including,  previous economic plans.
     The civil  litigations  provisions  are  recorded  in  accordance  with the probability of success in each type of claim.

     (d)  Bandeirantes shareholders’ claims

     Certain  former   minority   shareholders   of  Banco   Bandeirantes   S.A.
     (Bandeirantes) have initiated lawsuits against Bandeirantes, Caixa Geral de
     Depósitos,  former controlling  shareholders of Bandeirantes and/or against
     Unibanco.  Certain  former  shareholders  of  Banorte (a bank  acquired  by
     Bandeirantes   before  Unibanco  became  the  controlling   shareholder  of
     Bandeirantes) have also filed lawsuits against Bandeirantes and the Central
     Bank of Brazil,  seeking to  terminate  the Central  Bank  intervention  in
     Banorte before its  acquisition  by  Bandeirantes.  In accordance  with the
     Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full  responsibility  for such  lawsuits.  Therefore it is not necessary to record provisions for this purpose.

12.  Other Liabilities

     (a)  Subordinated debt

     (b)  Sundry

13.  Stockholders’ Equity

     (a)  Capital

     Subscribed and paid-in capital is comprised of shares without par value, as follows:

     Preferred  shares  carry no voting  rights but have  priority  over  common stocks in the  reimbursement  of capital in the case of liquidation,  up to the  amount  of  capital  represented  by such  preferred  shares,  and are entitled to receive a 10% greater  dividend per share than that distributed to common stockholders.

     Each Share Deposit  Certificate  (Unit) is represented by a preferred share issued by Unibanco  and by a Class “B”  preferred  share issued by Holdings
     S.A. (Holdings) and is traded in the Brazilian market.

     Each Global  Depositary  Share (GDS) is  represented  by 500 Units,  and is traded in the international market.

     (b)  Dividends

     All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s  annual  net  income as stated in the  statutory accounting records, adjusted for transfers to the legal reserve.

     Total dividends of 2002 amounted to R$340,012,  represented 35.4% of income of the  year  after  legal  reserve  constitution,  and  the  dividends  by thousands of shares have the following distribution:

     (c)  Capital reserves

     These reserves are substantially represented by share premium reserve.

     (d)  Treasury stocks

     The fair value of treasury  stocks at December 31, 2002,  based on the Unit price at December 31, 2002 in São Paulo Stock Exchange was R$92,650.

14.  Adjusted Net Income

15.  Income Tax and Social Contribution

     Deferred income tax and social  contribution,  calculated on tax losses and negative basis of social contribution  carry-forward are recorded in “Other credits – sundry” and provisions  not currently  deductible are recorded in
     “Other credits  –  sundry”  or  in “Other  liabilities – taxes  and  social security”, according to their nature.

     Deferred  income  tax  losses  and  negative  basis of social  contribution carry-forward  are realized in accordance with the existing taxable income, and income tax on temporary  differences are realized when the utilizing or reversal provision.

     (a)  Deferred tax assets

Expected of realization of deferred tax as follow:

     The present value of deferred taxes,  calculated  using the average rate of
     funding,   net  of  tax  effects,   totaled  R$1,227,549  in  Unibanco  and
     R$2,061,332 in Unibanco Consolidated.

     (b)  Income tax and social contribution income (expenses)

16.  Commitments and Guarantees

17.  Related-Party Transactions (Unibanco)

     The amounts above reflect  operations  between  Unibanco and its subsidiary
     companies,   and  were  eliminated  in  consolidation.   Transactions  with
     unconsolidated  related parties are limited to normal banking  transactions and are not material in the operational context of Unibanco.

     Related-party  transactions  were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

     Services  rendered relate  basically to services offered by Unibanco to the group companies according to the terms of contractual  agreements,  through utilization  of  physical  assets and  personnel  related  to credit  card, leasing,  annuity products plans,  insurance  operations,  virtual bank and brokerage.

     Other  administrative  expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18.  Financial Instruments

     (a)  Risk management

     Unibanco  continuously  strives to improve its risk  management  practices, which is integrated into the various levels of the organization. A separate division is responsible  for  identifying,  measuring and managing  market, credit and operational  risk  institutional-wide  basis. In addition,  each business  division has dedicated risk management  staff. The risk committee composed of senior  management  evaluates the risks  involved in activities and proposes risk management policies accordingly.

     Market Risk

     The policy regarding to market risk exposure is  conservative.  Market risk exposure of portfolio is  independently  supervised and controlled.  Market risk  management is based on limits  established  by the financial and risk committees.  The market risk  exposure is limited by managing of  currency, maturity and interest rate mismatches.  Securities,  financial  derivatives instruments,  loans and  funding  are  analyzed  on a  consolidated  basis.
     Financial derivatives  instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility,  scenario forecasts,  opportunity for profit
     and  the  funding  needs  of  commercial  bank.   Trading  and  positioning
     activities are conducted  within limits  required by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

     The value at risk methodology is used to evaluate the market risk. Also are applied stress tests using  macroeconomic  scenarios  simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

     Unibanco  manages its risk  exposure on a  centralized  basis by having all risks and mismatches passed to its treasury unit. All treasury  activities, including  those for  foreign  branches,  are  closely  monitored  from the offices in São Paulo.  Trading  limits and  strategies  are defined by head
     office,   and  all  trading   positions  are  consolidated  in  centralized
     databases.

     (b)  Financial instruments recorded in the financial statements compared to fair values at December 31, 2002 are as follows:

     The fair value of marketable  securities  was based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

     The  fair  value  of  interbank  deposits,  lending  operations,  interbank deposits  payable,  time  deposits  and  mortgage  notes,  was based on the average rate practiced by Unibanco on the last business day of the quarter, for similar operations.

     The fair value of resources from securities  issued abroad and subordinated debt was based on the average quoted prices in effect on the  correspondent markets on the last business day of the quarter, for similar operations.

     The fair value of derivatives was based,  principally,  on the average rate for the last  business  day of the  quarter  for  operations  with  similar maturities and indices,  as informed by Futures and Commodities  Exchange -
     BM&F and trade associations.

     The fair value of other liabilities related to sale of rights of receipt of future flow of payment  orders  abroad was computed  considering  the value that could be obtained in the corresponding market.

     The fair value of treasury  stocks was based on Units price at December 30,
     2002 in the São Paulo Stock Exchange.

     (c)  The current  notional  values and fair value of  derivative  financial instruments at December 31 are as follows:

Unibanco				
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment
Futures contracts	**(4,586,315)**	**(4,586,315)**	**(4,586,315)**	**(4,586,315)**	-
Assets position	**1,789,840**	**1,789,840**	**1,237,733**	**1,237,733**	-
Currencies	1,423,501	1,423,501	1,237,733	1,237,733	-
Exchange coupon	366,339	366,339	-	-	-
Liabilities position	**6,376,155**	**6,376,155**	**5,824,048**	**5,824,048**	-
Currencies	185,768	185,768	-	-	-
Interest rates	-	-	-	-	-
Interbank interest rate (1)	3,684,283	3,684,283	3,684,283	3,684,283	-
Exchange coupon	2,506,104	2,506,104	2,139,765	2,139,765	-
Term contracts	**2**	**2**	**2**	**2**	-
Assets position	**9,982**	**9,982**	**9,982**	**9,982**	-
Interest rates	-	-	-	-	-
Fixed interest rate	9,982	9,982	9,982	9,982	-
Liabilities position	**9,980**	**9,980**	**9,980**	**9,980**	-
Interest rates	-	-	-	-	-
Interbank interest rate	9,980	9,980	9,980	9,980	-
Swap contracts	**(578,543)**	**(363,458)**	**(578,543)**	**(363,458)**	**215,085**
Assets position	**11,869,243**	**11,803,006**	**4,063,331**	**4,139,765**	**76,434**
Currencies	1,089,212	1,052,006	-	-	-
Interbank interest rate	5,653,308	5,653,308	2,619,322	2,619,322	-
Fixed interest rate	2,387,191	2,354,692	222,682	287,004	64,322
Other	2,739,532	2,743,000	1,221,327	1,233,439	12,112
Liabilities position	**12,447,786**	**12,166,464**	**4,641,874**	**4,503,223**	**(138,651)**
Currencies	5,731,086	5,555,229	4,641,874	4,503,223	(138,651)
Interbank interest rate	3,033,986	3,033,986	-	-	-
Fixed interest rate	2,164,509	2,067,688	-	-	-
Other	1,518,205	1,509,561	-	-	-
Foreign exchange swap contracts with periodic settlement	**113**	**113**	**113**	**113**	-
Assets position	**16,400**	**16,400**	**16,400**	**16,400**	-
Currencies	16,400	16,400	16,400	16,400	-
Liabilities position	**16,287**	**16,287**	**16,287**	**16,287**	-
Interbank interest rate	16,287	16,287	16,287	16,287	-
Option contracts	**1,638**	**1,638**	**1,638**	**1,638**	-
Purchase commitments	**1,638**	**1,638**	**1,638**	**1,638**	-
Shares	1,638	1,638	1,638	1,638	-

Unibanco Consolidated				
	Current notional value	Notional at fair value	Net exposure	Net exposure at fair value	Market to market adjustment
Futures contracts	**(6,155,459)**	**(6,155,459)**	**(6,155,459)**	**(6,155,459)**	-
Assets position	**2,003,491**	**2,003,491**	**1,325,168**	**1,325,168**	-
Currencies	1,510,936	1,510,936	1,325,168	1,325,168	-
Interbank interest rate	-	-	-	-	-
Exchange coupon	492,555	492,555	-	-	-
Liabilities position	**8,158,950**	**8,158,950**	**7,480,627**	**7,480,627**	-
Currencies	185,768	185,768	-	-	-
Interbank interest rate (1)	4,852,601	4,852,601	4,852,601	4,852,601	-
Exchange coupon	3,120,581	3,120,581	2,628,026	2,628,026	-
Term contracts	**(335)**	**(335)**	**(335)**	**(335)**	-
Assets position	**198,069**	**198,069**	**178,107**	**178,107**	-
Interbank interest rate	188,087	188,087	178,107	178,107	-
Fixed interest rate	9,982	9,982	-	-	-
Liabilities position	**198,404**	**198,404**	**178,442**	**178,442**	-
Interbank interest rate	9,980	9,980	-	-	-
Fixed interest rate	188,424	188,424	178,442	178,442	-
Swap contracts	**(231,714)**	**(66,150)**	**(231,714)**	**(66,150)**	**165,564**
Assets position	**9,876,935**	**9,759,126**	**3,602,015**	**3,614,127**	**12,112**
Currencies (2)	1,383,728	1,294,760	-	-	-
Interbank interest rate	4,479,701	4,479,701	2,380,825	2,380,825	-
Fixed interest rate	1,241,958	1,209,649	-	-	-
Other	2,771,548	2,775,016	1,221,190	1,233,302	12,112
Liabilities position	**10,108,649**	**9,825,276**	**3,833,729**	**3,680,277**	**(153,452)**
Currencies	4,396,919	4,219,459	3,013,191	2,924,699	(88,492)
Interbank interest rate	2,098,876	2,098,876	-	-	-
Fixed interest rate	2,062,496	1,965,227	820,538	755,578	(64,960)
Other	1,550,358	1,541,714	-	-	-
Foreign exchange swap contracts with periodic settlement	**134**	**134**	**134**	**134**	-
Assets position	**17,849**	**17,849**	**17,849**	**17,849**	-
Currencies	17,849	17,849	17,849	17,849	-
Liabilities position	**17,715**	**17,715**	**17,715**	**17,715**	-
Interbank interest rate	17,715	17,715	17,715	17,715	-
Option contracts	**1,638**	**1,638**	**1,638**	**1,638**	-
Purchase commitments	**1,638**	**1,638**	**1,638**	**1,638**	-
Shares	1,638	1,638	1,638	1,638	-

(1) On December 31, 2002, Unibanco had future operation of R$598,943 in Unibanco and R$1,021,106 in Unibanco Consolidated, accounted for at fair value and being recognized as cash flow hedges related to their time deposits indexed to interbank interest rate, and with an unrealized loss, net of applicable taxes of R$10,611 in Unibanco and R$19,777 in Unibanco Consolidated recorded in "Unrealized gains and losses – marketable securities and derivative financial instruments", as a separate component of stockholder's equity.

(2) On December 31, 2002, Unibanco had swap contracts with notional value of R$105,993 in Unibanco Consolidated, accounted for at fair value, used to hedge part of certificates of deposits issued by foreign branch denominated in US dollars. The record at fair value of the correspondent liability resulted in an adjustment of R$17,272, recorded as a debt in "Interbank deposits" and as a credit of income of the year.

     The operations above do not represent  Unibanco’s total exposure to market, currency  and  interest  rate risks since they only  consider the values of derivative financial instruments.

     Unibanco had swap contracts with its subsidiaries,  and the amounts at fair value were the same of the current notional value.

     The  amounts of  receivables  under the swap  contracts  are  R$334,720  in
     Unibanco and R$400,046 in Unibanco Consolidated and the amounts of payables are  R$698,177 in Unibanco and R$466,196 in Unibanco  Consolidated  and are
     recorded in "Marketable  securities and derivative  financial  instruments”
     recorded  in “Derivative  financial  instruments”  in current and long-term assets  and as“Derivative  financial  instruments” in current and long-term liabilities, respectively.

     (d)  Notional at fair value distributed by trade location

     The amount  pledged to guarantee  BM&F  transactions  were  R$1,133,880  in
     Unibanco and  R$1,158,605 in Unibanco  Consolidated  and are represented by federal government securities.

     (e) The maturities of derivative financial instruments are as follows:

     Interest  rate and currency  term and futures  contracts  represent  future commitments to purchase or sell financial instruments at specific terms and at specified dates.  The notional  amounts  represent the face value of the corresponding  instrument at the date of the operations’  liquidation.  The credit risks  associated  with the future and term  contracts are minimized due to daily cash settlements and margin account deposits.  Future and term contracts are subject to the risk of  fluctuation  in interest rates or the value of the underlying instruments.

     Swap contracts represent future commitments to exchange currencies or index for a contractual  period and terms.  The notional  amount  represents  the basis on which the cash flows are  determined.  The risks  associated  with
     swaps  relate  to  the  potential   inability  or   unwillingness   of  the
     counterparts  to meet  contractual  conditions and the risk associated with changes in market  conditions  due to fluctuation in interest rates and the exchange rate of currencies.

     Options are contracts which: (i) transfer,  modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell  financial  instruments in exchange  for the  payment  or receipt  of a premium  at  inception  of the contract.  As a purchaser  of options,  Unibanco  pays a premium  and, as a writer of options,  receives a premium in exchange  for bearing the risk of movements  in future  interest  rates on market  prices for the  underlying financial  instruments.  The  credit and  market  risks are  limited to the extent of premiums paid on purchased  options and the risk  associated with the changes in market conditions could influence written options.

19.  Other Information

     (a) “Other operating  income” totaled R$22,815 in Unibanco and R$642,148 in
     Unibanco  Consolidated and includes mainly,  reversal of tax litigation due to amnesty  and based on opinion of legal  counsel of  R$19,328 in Unibanco and R$46,914 in Unibanco  Consolidated and insurance,  annuity products and
     retirement   plans   premiums  in  the  amount  of  R$627,076  in  Unibanco
     Consolidated.

     (b) “Other  operating   expenses”   totaled   R$396,240   in  Unibanco  and
     R$1,125,068 in Unibanco  Consolidated and includes mainly foreign branches’
     and subsidiary  companies’  exchange rate  variation,  in the net amount of
     R$292,063 in Unibanco and R$322,723 in Unibanco  Consolidated (see Note 8),
     provisions for  contingencies  involving  legal actions brought against the
     Bank,  principally  labor claims, in the amount of R$89,682 in Unibanco and
     R$95,285 in  Unibanco  Consolidated,  amortization  of goodwill on acquired subsidiaries in the amount of R$22,451 in Unibanco and R$22,325 in Unibanco
     Consolidated,  R$15,279  related to the sale of rights of receipt of future flow of payment orders (Note 12 (b)) in Unibanco and Unibanco  Consolidated and changes in technical  provisions  for insurance,  annuity  products and retirement  plans,  in the  amount of  R$336,931,  insurance  claims in the amount of R$196,480,  private  retirement  plans  benefits  expenses in the amount of R$91,793,  insurance  and private  retirement  plans  selling and other  expenses in the amount of R$48,145 and credit card selling  expenses in the amount of R$71,737 in Unibanco Consolidated.

     (c) Free benefits generation program

     Unibanco  and part of its  employees  sponsor a “Free  Benefits  Generation
     Program”  (PGBL),  a system whereby the participant  accumulates  financial resources during their career,  through  contributions paid by the employee and the Company where he/she works. These  contributions are invested in an
     Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

     The program is managed by Unibanco  Previdência  S.A.  and  Unibanco  Asset
     Management – Banco de  Investimento  S.A. is responsible  for the financial management of the FIFE funds.

     The contributions made by employees vary according to their ages between 1%
     to 9%, and the contributions  made by Unibanco vary according to the return on equity  in the  prior  year  between  50% and 200% of the  participant’s contribution, directly related to the return on equity.

     The  Unibanco  and a  portion  of its  employees  also  sponsor  a  defined contribution pension plan administered by Trevo – Instituto Bandeirantes de
     Seguridade  Social,  a private pension  entity,  for the primary purpose of supplementing the retirement benefits provided by the government retirement plans (99% of beneficiaries).

     During the quarter ended December 31, 2002, the  contribution  was R$298 in
     Unibanco and R$687 in Unibanco Consolidated.

     (d) Stock option program

     The Extraordinary  Shareholders’  Meeting held on October 31, 2001 approved the  stock  option  program,  denominated  Performance.  The  objective  of
     Performance  is to  foster  the  executives’  long-term  commitment  to the highest performance standards,  as well as attract, retain and motivate new talents Pursuant to the Performance program, the executives of Unibanco can be  granted  stock or unit  options  that can be  exercised  between 2 to 5 years.  The option rights are limited to 1% of the  authorized  capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

     Up to December 31, 2002, Unibanco granted 669,700,000 stock options, in the form of Unit.  The term of the  exercise  is between  January  21, 2005 and
     November 20, 2008, at an average  exercise price of R$91.18 per 1,000 stock options.

     (e) Assets leased to third parties,  in the amount of  R$1,146,787  (2001 –
     R$1,634,630),  net of depreciation,  are committed for sale to the lessees, at their option,  at the end of the respective  contracts for R$896,711 and the  residual  value  received  in advance  from these  lessees  amounts to
     R$671,176,  classified as reduction account of leasing  operations.  Assets leased from third parties are not relevant.

     (f) Unibanco and its subsidiaries  insure their properties and equipment to the extent  considered  necessary  to cover  possible  losses,  taking into account the nature of the  activity.  At December 31, 2002,  the  insurance coverage  on  properties  and other  assets  in use  totaled  R$598,937  in
     Unibanco and R$1,213,369 in Unibanco Consolidated.

                                     * * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

7016 - MARKETABLE SECURITIES

7017 - MARKETABLE SECURITIES

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO  AND
DEPOSITS

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

7021  - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

7024 - CREDIT ASSIGNMENT

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

7026 - FIXED ASSETS

7027 - FUNDING BY MATURITY

7028 - OPERATIONAL LIMITS

7029 - MAIN BRANCHES FINANCIAL INFORMATION

7030 - CHARGES AND TAXES

7031 - CORRESPONDENT BANKS TRANSACTIONS

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

7033 - INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

(Convenience  Translation  into English from the Original  Previously  Issued in
Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1.   We have reviewed the accompanying  quarterly financial  information (Parent
     Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as
     of and for the quarter ended  December 31, 2002,  consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial  position,  as well as the accounting  information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034
     to 7039 for the quarter  then ended.  These  financial  statements  and the accounting  information  included in the above-mentioned  schedules are the responsibility of the Bank's management.

2.   Our review was conducted in accordance  with specific rules  established by the IBRACON - Brazilian  Institute of Independent  Auditors and the Federal
     Accounting Council, and consisted,  principally,  of: (a) inquiries of Bank personnel in charge of the accounting,  financial and operating areas about the criteria adopted in preparing the quarterly financial information;  and
     (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank.

3.   Based on our review,  we are not aware of any material  modifications  that should be made to the quarterly financial  information referred to above in order for them to be in conformity with accounting practices established by accounting practices adopted in Brazil and specific standards issued by the
     Central  Bank of Brazil,  specifically  applied to the  preparation  of the quartely financial information.

4.   The  Quarterly  Financial  Information  - IFT  also  includes  supplemental accounting information required by the Central Bank of Brazil regarding the combined  financial  statements  called  "Financial  Group" and  "Financial
     Economic  Group  (CONEF)",  consisting of the combined  balance sheet as of
     December  31, 2002 of the  Financial  Group and of the  Financial  Economic
     Group (CONEF) and the related combined  statements of income and changes in financial  position  for the quarter  then ended,  as included in schedules
     7011 and 7012, of the Financial Group. The same review procedures stated in
     Paragraph 2 were applied to these combined financial  statements and, based on our review, we are not aware of any material  modifications  that should be made to these combined  financial  statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

5.   The purpose of the review of the  Quarterly  Financial  Information  was to issue a report on the  accounting  information  included  on the  quarterly financial information referred in Paragraph 1, taken as a whole.  Schedules
     7020 to 7022,  7028,  7031 and 7032,  included in the  quarterly  financial information,  are intended to provide supplemental  information on the Bank as  required by the  Central  Bank of Brazil and are not  required to be an integral  part of the  financial  statements.  The  accounting  information included on these schedules were subjected to the same review procedures as stated in  Paragraph 2 and,  based on our  review,  we are not aware of any material  modifications  that should be made to the  schedules in order for them to be in accordance with the quarterly financial  information referred to in Paragraph 1, taken as a whole.

6.   We performed  the review of the  quarterly  financial  information  for the quarter  ended  December 31, 2002  together with the audit of the financial statements  (Parent Company and Consolidated) of Unibanco - União de Bancos
     Brasileiros  S.A.  for the same  date,  and issued an  unqualified  opinion thereon, dated February 11, 2003.

7.   This  quarterly  financial  information  has been  translated  into English solely for the convenience of the readers.

São Paulo, February 11, 2003

DELOITTE TOUCHE TOHMATSU                                 Ariovaldo Guello
Auditores Independentes                                  Accountant
CRC No. 2 SP 011609/O-8                                  CRC No. 1 SP 070483/O-4

7034 - PROVISIONS

7035 - CAPITAL

7036 - CASH DIVIDENDS PAID

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

7038 - COMMITMENTS AND GUARANTEES

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Income, Dividends and Shareholders’ Equity

In 2002, in a highly volatile environment, Unibanco’s net income reached R$1,010 million.  Return on average  equity  reached  16.0%,  whereas  return on average assets stood at 1.5%.

Net stockholder’s equity rose to R$6,559 million in December 2002.

If  one  disregards  the  impact  of  the   amortization  of  goodwill  paid  in
acquisitions  made by Unibanco,  net income  would have been R$1,070  million in
2002, whereas net equity,  excluding  goodwill to be amortized,  would have been
R$5.1 billion, resulting in a return on average equity of 22.1% in 2002.

In January 2003,  Unibanco paid out R$180 million in dividends,  which, added to the  R$160  million  already  advanced  in  July  2002,  totaled  R$340  million distributed in the 2002 fiscal year.

Assets and Liabilities

Unibanco’s total consolidated assets amounted to R$75,375 on December 31, 2002.

Loans,  including guarantees,  reached R$26,751 million in December 2002, a 3.6%
increase during the year, in line with the growth of the private sector.

At the end of 2002,  the balance of provisions  for loan losses stood at R$1,591 million.  Of this total,  R$207  million is the result of adopting  more prudent percentages than the minimum required by regulations.

Global funding in December 2002,  including R$18,384 million in investment funds and portfolios under management,  reached R$81,072 million.  The 37.3% growth in deposits in local and foreign  currency  during this period  stands out,  since, according to  preliminary  data from the Brazilian  Central Bank, it exceeds the market’s 22.9% growth.  Unibanco has been posting  improvements  in the ratio of deposits relative to the credit portfolio.

The Basel index  increased  to 15.7% in  December  2002,  comfortably  above the minimum level  required by the  Brazilian  Central Bank of 11%. The new measures put in place by the Central Bank had no impact on the Basel  index,  because net exposure to the  exchange  rate was  maintained  at a level lower than 5% of its capital base.

Net Income

Financial  intermediation  revenues,  at  R$13,678  million  for 2002.  Both the revenues and the expenses of financial  intermediation  were affected  mainly by the exchange rate fluctuation.

At the end of 2002, Unibanco’s  securities portfolio,  on a cost basis, amounted to R$17,978  million,  of which 28% were securities  earmarked for trading,  35%
classified as available for sale and 37% to be held to maturity.  As a result of marking-to-market the securities portfolio coupled with the marking-to-market of derivative instruments, provisions amounted to R$92 million and R$258 million on income and net equity, respectively.  The foreign exchange and liquidity crisis, which  deepened  in 4Q02,  also had a negative  impact on the  group’s  results.
Non-recurring  costs connected with protecting the investments abroad and losses related  with the  treasury’s  foreign  exchange  portfolios  totaled some R$300 million in fourth quarter of 2002, before taxes.

Total fee revenues in 2002,  amounting to R$2,616 million.  Banking fees totaled
R$1,321 million in 2002.

Total 2002 personnel and administrative expenses,  amounting to R$4,233 million.
This  good  performance  was due to paying  ongoing  attention  to  cost-cutting activities,  which helped to offset the impact of tariff  increases in the areas of telecommunications, power, postage, data transmission and transports, as well as the  collective  bargaining  agreement and higher  volumes due to the organic growth program (ContAtiva).

Consequently, the percentage of personnel and administrative expenses covered by fee revenues reached 61.8% in 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 12, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Fernando Barreira Sotelino
Fernando Barreira Sotelino Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.